July 30, 2024

T. Christopher Pledger
Chief Financial Officer
Westrock Coffee Co.
4009 N. Rodney Parham Road, 4th Floor
Little Rock, AR 72212

       Re: Westrock Coffee Co.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated July 18, 2024
           File No. 001-41485
Dear T. Christopher Pledger:

       We have reviewed your July 18, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 30

1. We note your response to prior comment 1, including that "the exclusion of Conway
       Start-up Costs are specifically permitted under the Company   s material
debt agreements
       for the purpose of determining compliance with specific financial covenants." Please provide us with the following:

              the material debt agreement(s) to which Conway start-up costs are excluded for the purpose of determining compliance with your material financial covenant(s);
              whether the financial covenant is a material term of the credit agreement; and
              the specific financial covenant(s) as calculated in accordance with such material debt agreements, including the section to which it is defined in such debt agreements.
 July 30, 2024
Page 2

       If management believes the covenant is a material term of a material credit agreement and it is material to an investor's understanding of the company's financial condition and/or liquidity, please disclose the following within MD&A:
           the amount or limit required for compliance with the covenant; and the actual or reasonably likely effects of compliance or non-compliance with the
            covenant on the company's financial condition and liquidity.

       If you determine Adjusted EBITDA is not a material debt covenant to your material debt agreements or is calculated differently from your debt agreements, revise your non-GAAP measure to remove the adjustment for such start-up costs. Refer to Question 102.09 of the C&DIs on Non-GAAP Financial Measures.
       Please contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing